Exhibit 99.1

press release

Designated person notification

16 November 2021, 11:00 CET

With reference to Article 19(3) of Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse (Market Abuse Regulations), ArcelorMittal announces that a notification of a share transaction by a Designated Person (i.e. Directors or Executive Officers) is available in the Luxembourg Stock Exchange’s electronic database OAM on https://www.bourse.lu/home and on ArcelorMittal’s web site https://corporate.arcelormittal.com under Investors > Corporate Governance > Share Transactions by Management.
This transaction is directly connected to ArcelorMittal’s share buyback program announced on 29 July 2021. ArcelorMittal’s Significant Shareholder has entered into a share repurchase agreement with ArcelorMittal to sell shares so that its voting rights in ArcelorMittal’s share capital (net of treasury shares) is maintained at the current level of 36.34%. Further details on the share buyback program are available on https://corporate.arcelormittal.com under Investors > Equity investors > Share Buyback Program.
ENDS

About ArcelorMittal

ArcelorMittal is the world's leading steel and mining company, with a presence in 60 countries and primary steelmaking facilities in 17 countries. In 2020, ArcelorMittal had revenues of $53.3 billion and crude steel production of 71.5 million metric tonnes, while iron ore production reached 58.0 million metric tonnes.

Our goal is to help build a better world with smarter steels. Steels made using innovative processes which use less energy, emit significantly less carbon and reduce costs. Steels that are cleaner, stronger and reusable. Steels for electric vehicles and renewable energy infrastructure that will support societies as they transform through this century. With steel at our core, our inventive people and an entrepreneurial culture at heart, we will support the world in making that change. This is what we believe it takes to be the steel company of the future.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MT), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

For more information about ArcelorMittal please visit: http://corporate.arcelormittal.com/

Contact information ArcelorMittal Investor Relations

General	+44 20 7543 1128
Retail	+44 20 3214 2893
SRI	+44 20 3214 2801
Bonds/Credit E-mail	+33 171 921 026 investor.relations@arcelormittal.com

Contact information ArcelorMittal Corporate Communications
Paul Weigh Tel: E-mail:	+44 20 3214 2419 press@arcelormittal.com